LAW OFFICES

YANAGIDA & NOMURA

1310 NORTH TOWER
YURAKUCHO DENKI BUILDING
7-1, YURAKUCHO 1-CHOME, CHIYODA-KU
TOKYO 100-0006, JAPAN

PHONE : (03) 3213-0034
CABLE : YANAGIDALAW
FACSIMILE: (03) 3214-5234
E-mail : yanagida-nomura
@yn-law.jp

YUKIO YANAGIDA
KUNIAKI NOMURA
HIROSHI AKIYAMA
MAKOTO OGO
TOSHIMASA TAKAHASHI
NAOKI YANAGIDA
TOSHIHIKO TSUCHIYA
KENSUKE ISOBE
RYUHEI MOGI
YOSHITAKE MASUDA
KEIKO KONO
DAISUKE TERASAKI
YUKO INOH
TAISUKE YONEMORI
MOTOHIRO IKEHARA
SUSUMU AOYAMA
TAKEYA YAMAMOTO
KAZUHIRO YANAGIDA
MIKA NARAHASHI
TOSHIHIDE TSUCHIMORI
YOSHIKAZU SUZUKI
KAZUNARI HAMADA
KOICHI SAITO

MATTHEW T. DAVIDSON

February 18, 20

<u>VIA EXPRESS COURIER</u>

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: <u>Supplemental Document Filing for Japan Airlines Systems Corporation, 12g3-2(b) File No. 82-122</u>

Dear Mr. Dudek:

Our client, Japan Airlines Systems Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration. The reference number corresponds to the number assigned to the item in Exhibit B of our client's original application for exemption dated October 2, 2002:

Reference Number	Document Title	Date (mm/dd/yy)	Language	Source of Requirement
2	"Board of Directors Regulations"	10/02/02	Japanese original with English translation	None

3	"Shares Handling Regulations"	10/02/02	Japanese original with English translation	None
9	"Re: Notice of Convening of Extraordinary Meeting of Shareholders"	02/03/03	Japanese original with English translation	Article 232 of the Japanese Commercial Code
11	"Agreement for Making Group Companies Direct Subsidiaries"	01/23/03	Japanese original with English translation	Article 2 of the Regulation of Timely Disclosure of Listed Securities on the Tokyo Stock Exchange

These documents are enclosed with this letter. Please indicate the date of receipt of these documents on the enclosed second copy of this letter and return that copy to us in the included postage-paid international express courier envelope.

Please contact us if you require any further information.

Sincerely,

Naoki Yanagida ka

Naoki Yanagida

NY/ka
Encl.

<Translation>

JAL

January 23, 2003

To whom it may concern

Isao Kaneko, President and CEO
Japan Airlines System Corporation
2-15-1 Konan, Minato-ku, Tokyo
(Tokyo/Osaka/Nagoya Stock Exchange
1st Section, Code number: 9205)

Agreement for Making Group Companies Direct Subsidiaries

Japan Airlines System Corporation (president: Isao Kaneko; hereinafter referred to as "the Company") and Japan Airlines Co., Ltd (president: Isao Kaneko; hereinafter referred to as "JAL") are pleased to announce that in accordance with the resolutions adopted at the meeting of their respective boards of directors, the two companies have signed an agreement to divide JAL's administrative operations related to JAL Sales Co., Ltd. and JAL Capital Co., Ltd., both of which are currently JAL's subsidiaries, so that they will be taken over by the Company, and make both subsidiaries the Company's direct subsidiaries, as follows:

1. Objective

JAL Sales Co., Ltd. (president: Toshiki Okazaki), which is engaged in passenger sales, and JAL Capital Co., Ltd. (president: Gentaro Maruyama), which provides financial and comprehensive lease services, will play their respective roles in a unified manner in the new JAL group, and therefore, it has been decided that both companies will be positioned as direct subsidiaries of the Company, a holding company, with the aim of strengthening group management.

Since both JAL Sales and JAL Capital are currently subsidiaries of JAL, JAL's administrative operations related to the two subsidiaries will be separated and taken over by the Company, and the subsidiaries will become direct subsidiaries of the Company.

2. Essential points

(1) Schedule

Agreement approved by the Company's board of directors	January 22, 2003
Agreement approved by JAL's board of directors	January 23, 2003
Agreement signed	January 23, 2003
Agreement to be approved by JAL's meeting of shareholders	Scheduled for February 10, 2003
Division of companies to be implemented	Scheduled for April 1, 2003
Division of companies to be registered	Scheduled for April 1, 2003

(2) Method

JAL will be divided, and part of its operations related to the two subsidiaries will be absorbed by the Company. This division meets the requirements for "simple division" as stipulated in Article 374.23 Paragraph 1 of the Commercial Code and will be implemented without "approval by the meeting of shareholders" as prescribed in Article 374.17 Paragraph 1 of the Code.

(3) Allocation of shares

Since JAL is a wholly owned subsidiary of the Company, which will take over part of its operations, no new shares that should be allocated to the Company, JAL's shareholder, will be issued.

(4) Capital increase due to division

There will be no increase in capital and others in conjunction with this division.

(5) Grant

There will be no payment of grant in conjunction with this division.

(6) Rights and obligations taken over by the Company

Assets and liabilities related to JAL's administrative operations for the two subsidiaries as well as rights incidental thereto will be taken over by the Company. Contractual statuses will also be taken over.

(7) Prospect for fulfillment of obligations

It has been determined that after this division, JAL, whose operations will be divided, and the Company, which will take over part of JAL's operations, are expected to perform their respective obligations at the time when the obligations should be performed.

3. Details of operations to be taken over

(1) Details of administrative operations

Managerial control performed by JAL for the two subsidiaries

(2) Items and value of assets and liabilities related to administrative operations for the two subsidiaries

(In ¥1 million; two subsidiaries combined)

Assets		Liabilities	
Item	Book value	Item	Book value
Fixed assets	6,750	Current liabilities	6,750
Total	6,750	Total	6,750

4. Status of the Company in the context of division

There is no change to the 2002 Term Outlook for the JAL Group announced by the Company on November 18, 2002.

5. Overview of the parties to the division and the two subsidiaries

	Parties to the division		Two subsidiaries	
Trade name	Japan Airlines System Corp.	Japan Airlines Co., Ltd.	JAL Sales Co., Ltd.	JAL Capital Co., Ltd..
Date of establishment	October 2, 2002	October 1, 1953	December 1, 1999	July 25, 1988
Location of head office	Minato-ku Tokyo	Shinagawa-ku, Tokyo	Shinagawa-ku, Tokyo	Shinagawa-ku, Tokyo
Representative	Isao Kaneko	Isao Kaneko	Toshiki Okazaki	Gentaro Maruyama
Capital	¥100 billion	¥188.6 billion	¥3.25 billion	¥3.5 billion
Major operations	Managerial control of subsidiaries engaged in Air Transportation, Airline-related Business, Travel Planning & Sales and Hotel & Resort, and other operations	Scheduled and non-scheduled air transport operations, as well as aircraft maintenance and operations incidental or related thereto	Air ticket sales and travel agency services based on the Travel Agency Law	Financial and comprehensive lease services
Shares outstanding	1,980,465,000 shares	1,783,473,000 shares	65,000 shares	70,000 shares
Equity capital	¥289.8 billion	¥260.2 billion	¥3.8 billion	¥4.0 billion
Total assets	¥289.8 billion	¥1,469.3 billion	¥11.8 billion	¥116.7 billion
Closing date	March 31	March 31	March 31	March 31
Number of employees	122 (as of October 2, 2002)	16,346 (as of March 31, 2002)	2,200 (as of Oct. 4, 2002)	53 (as of Oct. 1, 2002)
Major shareholders and equity ratio	Mizuho Corporate Bank, Ltd. (4.47%) Tokyu Corporation (4.05%) Eitaro Itoyama (3.53%) The Tokyo Fire & Marine Insurance Co., Ltd. (2.64%) Nissay Dowa General Insurance Co., Ltd. (2.27%)	Japan Airlines System Corp. (100%)	Japan Airlines Co., Ltd. (100%)	Japan Airlines Co., Ltd. (100%)

Attachment: Press release "JAL GROUP NEWS"

<Translation>

FILE NO. 82-122

JAL

NEWS RELEASE FROM JAPAN AIRLINES SYSTEM CORPORATION

JALSALES AND JAL CAPITAL BECOME SUBSIDIARIES OF JAPAN AIRLINES SYSTEM CORPORATION

TOKYO JANUARY 23: The new JAL Group holding company, Japan Airlines System Corporation, established in October 2002 to oversee the complete merger of Japan Airlines (JAL) and Japan Air System (JAS), will take direct control of two subsidiary companies, JAL Sales Company Ltd., and JAL Capital Ltd., formerly subsidiaries of Japan Airlines. The move is part of the company's strategic reorganization of subsidiary companies, aimed at improving the financial and competitive strength of the new JAL Group.

JAL Sales, the sales and marketing unit of the JAL Group has two subsidiary companies, JALTours, a domestic package tour wholesaler, and the JALPAK Company, a wholesaler of international package tours and a leading brand in the Japanese travel market. These companies are absorbing the package tour wholesaling activities of JAL and JAS and are broadening their sales base in the Japanese market.

JAL Capital, a financing and leasing company subsidiary for the former JAL Group, will develop financing and lease activities for the expanded group following the JAL/JAS merger.

###

FOR FURTHER INFORMATION CONTACT
GEOFFREY TUDOR
JAPAN AIRLINES SYSTEM CORPORATION
e-mail: geoffrey.tudor@jal.com
Fax 81-3-5460-5910 and 5769-6486. Tel: 81-3-5460-3109 and 5769-6832

FILE NO. 82-122

JAL

03 FEB 19 AM 7:21

平成15年1月23日

各　　位

株式会社日本航空システム
代表取締役社長・CEO　　兼子　勲
東京都港区港南二丁目15番1号
（コード番号　9205　東・大・名証第1部）

グループ会社の直接子会社化に係る契約書の締結について

株式会社日本航空システム（社長：兼子　勲、以下「当社」）と日本航空株式会社（社長：兼子　勲、以下「日本航空」）は、現在日本航空の子会社である株式会社ジャルセールスおよび株式会社ジャルキャピタル（以下「両子会社」）に係る管理営業を当社に承継させる会社分割を行うとともに、両子会社を当社の直接子会社とすることをそれぞれの取締役会で決議し、分割契約書に調印いたしましたのでお知らせいたします。

記

1．会社分割の目的

旅客販売業務を行う株式会社ジャルセールス（社長：岡崎　俊城）と金融および総合リース業務を行う株式会社ジャルキャピタル（社長：丸山　源太郎）は、新「ＪＡＬグループ」においてその役割を一元的に担うことから、持株会社である当社の直接子会社へと位置付けを変更し、グループ経営の強化を図ることとしました。
両子会社は現在、日本航空の子会社であることから、日本航空の両社に係る管理営業を会社分割し、当社がこれを承継し、直接子会社とすることといたしました。

2．会社分割の要旨

（1）分割の日程

分割契約書承認取締役会（当社）	平成15年1月22日
同　　　　（日本航空）	平成15年1月23日
分割契約書調印	平成15年1月23日
分割契約書承認株主総会（日本航空）	平成15年2月10日（予定）
分割期日	平成15年4月 1日（予定）
分割登記	平成15年4月 1日（予定）

（2）分割方法

当社を承継会社とし、日本航空を分割会社とする分割型吸収分割とします。
尚、本件は、承継会社である当社にとって、商法第374条の23第1項の「簡易分割」の要件を充足するものであり、商法第374条の17第1項の「株主総会の承認」を得ずに行うものです。

（３）株式の割当

承継会社である当社は、日本航空の完全親会社であるため、日本航空の株主である当社にその全てが割り当てられるべき新株の発行は行いません。

（４）分割により増加する資本金等

本件会社分割に際し、資本金等の増加はありません。

（５）分割交付金

本件会社分割に際し、分割交付金の支払いは行いません。

（６）当社が承継する権利義務

日本航空の両子会社に係る管理営業に関する資産、負債およびこれらに付随する権利義務ならびに契約上の地位を承継します。

（７）債務履行の見込み

本件会社分割後の分割会社（日本航空）および承継会社（当社）の負担すべき債務につきましては、履行期における履行の見込みがあるものと判断いたしました。

３．承継する営業の内容

（１）管理営業の内容

日本航空が実施している両子会社に係る経営管理

（２）両子会社管理営業の資産、負債の項目および金額

（百万円、両社合算）

資産		負債	
項目	帳簿価格	項目	帳簿価格
固定資産	６，７５０	流動負債	６，７５０
合計	６，７５０	合計	６，７５０

４．承継に係る当社の状況

平成１４年１１月１８日に公表いたしました当社「２００２年度業績見通し（JALグループ）」に修正はありません。

５．分割当事者および両子会社の概要

	分割当事者		両子会社	
商号	株式会社 日本航空システム	日本航空株式会社	株式会社 ジャルセールス	株式会社ジャル キャピタル
設立年月	平成14年10月2日	昭和28年10月1日	平成11年12月1日	昭和63年７月25日
本店所在地	東京都港区	東京都品川区	東京都品川区	東京都品川区
代表者	兼子　勲	兼子　勲	岡崎　俊城	丸山　源太郎
資本金	1,000億円	1,886億円	32．5億円	35億円
事業の内容	航空運送事業、航空関連事業、旅客企画販売事業、ホテル・リゾート事業等を行う子会社の経営管理等	定期航空運送事業および不定期航空運送事業、航空機整備事業ならびにこれに附帯または関連する事業	航空券販売事業、旅行業法に基づく旅行業等	金融および総合リース業務
発行済株式総数	1,980,465千株	1,783,473千株	65千株	70千株
株主資本	2,898億円	2,602億円	38億円	40億円
総資産	2,898億円	1兆4,693億円	118億円	1,167億円
決算期	3月31日	3月31日	3月31日	3月31日
従業員数	122名 (平成14年10月2日現在)	16,346名 (平成14年3月31日現在)	2,200名 (平成14年 10月4日現在)	53名 (平成14年 10月1日現在)
大株主および持株比率	株式会社みずほコーポレート銀行 (4.47%) 東京急行電鉄株式会社 (4.05%) 糸山英太郎 (3.53%) 東京海上火災保険株式会社 (2.64%) ニッセイ同和損害保険株式会社 (2.27%)	株式会社日本航空システム (100.00%)	日本航空株式会社 (100.00%)	日本航空株式会社 (100.00%)

以　上

添付：プレスリリース資料「JAL GROUP NEWS」

ジャルセールス・ジャルキャピタルの直接子会社化について

2003年1月23日
第　02038号

JALグループでは、昨年10月2日の経営統合以降、グループ経営の強化、競争力向上と効率化の観点から、グループ会社の再編を進めて参りました。これまでに、JALグループの旅客販売業務を一元的に担う(株)ジャルセールスを設立(2002年10月4日)した他、2003年4月には旅行商品のホールセラーとして、国際分野は(株)ジャルパックへ、国内分野は(株)ジャルツアーズへ統合することを決定しています。

本日の関係各社の取締役会において、グループ経営を更に強化する観点から、現在JALの完全子会社であり、JALグループの旅客販売業務を行う(株)ジャルセールス(社長:岡崎俊城、以下JALセールス)、および金融・総合リース業を行う(株)ジャルキャピタル(社長:丸山源太郎、以下JALキャピタル)に係るJALの管理営業を会社分割し、(株)日本航空システム(以下、日本航空システム)に承継して、直接子会社とすることを決議し、分割契約書に調印致しました。

これは、両社がそれぞれの役割をJALのみならずグループ内で一元的に担うことから、グループ経営を強化するためには、事業会社であるJALではなく、持株会社の日本航空システムの直接子会社として位置付けることが適当と判断したものです。今後、2月10日のJAL株主総会を経て、4月1日に、日本航空システムを承継会社、JALを分割会社とする分割型吸収分割を実施致します。詳細は、添付資料をご参照ください。


日本航空システム
JALセールス
管理機能
JAL キャピタル
管理機能
日本エアシステム
JAL セールス
JALキャピタル
(傘下関連会社)
03年4月1日(予定)
分割・承継
日本航空
JALセールス
管理機能
JAL キャピタル
管理機能
JAL セールス
JALキャピタル
(傘下関連会社)
現 行

JALグループは、今後早期に最適なグループ運営体制を確立し、業績の向上に努めて参りますので、どうぞご期待ください。

以 上

添付:東証開示資料

<Translation>

FILE NO. 82-122

03 FEB 19 AM 7:21

Board of Directors Regulations
of
Kabushiki Kaisha Nippon Koku System
(Japan Airlines System Corporation)

Board of Directors Regulations

Enacted on October 2, 2002

(Purpose)

Article 1

These regulations shall provide matters concerning the Board of Directors in accordance with Article 19 of the Articles of Incorporation.

2. Unless otherwise specified by laws and regulations or in the Articles of Incorporation, matters related to the Board of Directors shall be governed by the following regulations.

(Formation)

Article 2

The Board of Directors shall consist of all Directors.

(Attendance of Corporate Auditors)

Article 3

The Corporate Auditors shall attend meetings of the Board of Directors, express opinions, and make necessary reports.

(Holding of Meetings)

Article 4

The Board of Directors shall hold two kinds of meetings including regular meetings and extraordinary meetings.

2. The regular meeting shall be held once every month. Although it may be adjourned, the frequency of meetings of the Board of Directors shall not be less than once every three months.

3. The extraordinary meeting shall be held as the need arises.

(Person Having Power to Convene Meetings and Chairmanship)

Article 5

The person having power to convene meetings and the Chairman of meetings of the Board of Directors shall be appointed by resolutions of the Board of Directors.

2. If the person having power to convene meetings or the Chairman fails or is unable to discharge his/her duties, one of the other Directors shall convene a meeting of the Board of Directors or assume the chairmanship in the order previously fixed by resolution of the Board of Directors.

3. Each Director and each Corporate Auditor may request a meeting of the Board of Directors to be convened by submitting, to the person having power to convene meetings, a written statement giving

matters to be taken up and the reason.

(Notice)

Article 6

Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor three days prior to the date of the meeting. However, in case of urgency, such period may be shortened.

2. Notice under the preceding paragraph may be omitted subject to consent of all Directors and Corporate Auditors.

3. Provisions of Paragraph 2 shall apply mutatis mutandis when a date of a meeting of the Board of Directors is changed or when the meeting is cancelled.

(Resolution)

Article 7

Resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting attended by more than one-half of the Directors.

2. A Director who has a special interest in the bill shall not take part in the voting thereon.

3. The number of Directors who cannot take part in voting in conformity with the provisions of the preceding paragraph shall not be included in the number of the Directors present at a meeting regarding this particular bill.

(Matters Requiring Resolution)

Article 8

The Board of Directors shall adopt resolutions on the matters specified in the schedule form.

(Handling of Urgent Issues)

Article 9

Notwithstanding the matters requiring resolution under the preceding article, in case a matter requires special urgency and there is no time for resolution of the Board of Directors, the President may put the matter into effect without obtaining decision of the Board of Directors. In this case, he/she shall bring up the matter for discussion in the next meeting of the Board of Directors and shall obtain approval.

(Reporting)

Article 10

Directors shall report to the Board of Directors on the administrative conditions at least once every three months.

2. A Director who has performed transactions that are competitive with the Company and self-dealings shall report, to the Board of Directors, the important facts related to the transactions without delay.

(Minutes)

Article 11

Minutes of meetings of the Board of Directors shall be prepared by the Chairman.

2. The minutes shall contain a summary of the proceedings and the results thereof, as well as names of Directors, if any, who have objected to the resolution. In case the minutes are prepared in written form, all Directors and Corporate Auditors present shall affix their signatures and seals thereto.

(Notification to Directors/Corporate Auditors Absent)

Article 12

The Chairman shall notify absent Directors and Corporate Auditors of the results of resolutions of the Board of Directors.

(Secretariat)

Article 13

The secretariat shall be located in Legal Department.

Supplementary Provisions

These regulations shall become effective on October 2, 2002.

1. Matters Regarding a General Meeting of Shareholders, etc.

(1) Decision to convene a General Meeting of Shareholders (Article 231 of the Commercial Code)

(2) Notice of convocation by electronic means (Paragraph 2 of Article 232 of the Commercial Code)

(3) Setting of the record date; provided, however, that March 31 of each year shall be excluded (Article 9 of the Articles of Incorporation).

(4) Decision of the order of Directors who should act as the person having power to convene a meeting or the Chairman of a General Meeting of Shareholders in case the President fails or is unable to discharge his/her duties (Articles 11 and 12 of the Articles of Incorporation)

(5) Decision of bills to be submitted to a General Meeting of Shareholders

(6) Method to execute the right to vote at a General Meeting of Shareholders (Paragraph 2 of Article 239 and Paragraph 3 of Article 239 of the Commercial Code)

(7) Approval of the balance sheet, the profit & loss statement, the business report, and bills related to profit appropriation or loss disposition, and supporting schedule thereof (Article 281 of the Commercial Code and Article 16 of Commercial Code Special Measure Law)

(8) Disclosure of financial documents by use of electronic means (Article 282 of the Commercial Code)

(9) Decision of subsequent events to be informed to the Board of Auditors and the Accounting Auditors

2. Matters Regarding Personnel Affairs of Officers

(1) Appointment and dismissal of the Representative Director (Article 261 of the Commercial Code)

(2) Appointment and dismissal of the Responsible Directors (Paragraph 1 of Article 18 of the Articles of Incorporation)

(3) Order of Directors to act for the President in case he/she fails or is unable to discharge his/her duties (Paragraph 5 of Article 18 of the Articles of Incorporation)

(4) Decision regarding division of duties of Directors (including appointment of employees' duties)

(5) Appointment and dismissal of Executive Officers and decision regarding division of their duties

(6) Appointment and dismissal of Corporate Advisers

(7) Decision of allocation of remuneration and bonus of Directors and Executive Officers and the allocation method thereof

(8) Establishment, amendment, and repeal of the provision standard of officers' retirement allowances and condolence money

(9) Approval regarding engagement of a Full-Time Director in other duties or business transaction with pay

3. Matters Regarding the Board of Directors

(1) Establishment, amendment, and repeal of the Board of Directors Regulations (Paragraph 1 of Article 19 of the Articles of Incorporation)

(2) Appointment of the person having power to convene meetings and the Chairman of meetings of the Board of Directors (Article 5 of the Regulations)

(3) Decision of the order of Directors who should act as the person having power to convene a meeting or the Chairman in case the person having power to convene a meeting or the Chairman fails or is unable to discharge his/her duties (Article 5 of the Regulations)

4. Matters Regarding Competitive Works (Article 264 of the Commercial Code)

(1) Approval of transactions of Directors competitive with the Company

(2) Decision to exercise the right of intervention of the Company

5. Matters Regarding Approval of Self-Dealings Between the Company and Directors (Article 265 of the Commercial Code)

(1) The following transactions between the Company and Directors:

a. Conveyance of estate

b. Lending of estate

c. Lending of money

d. Drawing of draft

e. Other transactions between the Company and Directors that result in transfer of money or estate

(2) Nonrecurrent or other similar transactions of Directors with the Company in which they represent or act in place of a third party

(3) Transactions with a third party that might cause a conflict of interest between Directors and the Company

a. Guarantee of debt of Directors

b. Assumption of debt of Directors

c. Other indirect transactions in accordance with the above

6. Matters Regarding Shares, Corporate Bond, Etc.

(1) Establishment, amendment, and repeal of the Share Handling Regulations (Article 7 of Articles of Incorporation)

(2) Selection of a transfer agent and decision of its power and authority (Article 10 of Articles of Incorporation)

(3) Issuance of new shares (Paragraph 2 of Article 280 of the Commercial Code)

(4) Capitalization of reserve (Paragraph 3 of Article 293 of the Commercial Code)

(5) Split of shares and the resultant amendment to the Articles of Incorporation (Article 218 of the Commercial Code)

(6) Issuance of corporate bonds (Article 296 of the Commercial Code)

(7) Issuance and cancellation of subscription rights for new shares (Paragraph 20 of Article 280 of the Commercial Code, Paragraph 36 of Article 280 of the Commercial Code)

(8) Issuance of convertible bonds (Paragraph 2 of Article 341 of the Commercial Code)

(9) Payback authorized by resolution of a General Meeting of Shareholders (Article 210 of the Commercial Code)

(10) Disposition and cancellation of treasury stock (Articles 211 and 212 of the Commercial Code)

(11) Purchase of treasury stock owned by a subsidiary (Paragraph 3 of Article 211 of the Commercial Code)

(12) Reduction in or cancellation of the number of shares per unit and the resultant amendment to the Articles of Incorporation (Paragraph 2 of Article 221 of the Commercial Code)

(13) Establishment, amendment, and repeal of the regulations concerning the shareholder special benefit plan

(14) Exercise of voting right by electronic means for bond holders not attending a bond holder meeting (Paragraph 3 of Article 321 of the Commercial Code)

7. Disposition of a case presented which concerns enforcement of liability of a Corporate Auditor

8. The Company's offer of participation to assist an accused Director in a shareholder derivative action (Paragraph 2 of Article 268 of the Commercial Code)

9. Matters Regarding Important Business and Affairs of the Corporation (Article 260 of the Commercial Code)

(1) Approval of and change in managerial policies and plans of the Company and direct subsidiaries whose management is controlled by the Company
  a. Decision of and changes (not including minor changes) in the medium-term plan, the business plan of the fiscal year, the financial plan of the fiscal year, and the budget of the fiscal year
  b. Settlement of the half-year and the consolidated accountings

(2) Operation or relinquishing of business
  a. A directly operated new related business specified in the Articles of Incorporation
  b. Matters related to investment (including those resulted from restructuring of a subsidiary)
    (a) Investment generating parent-subsidiary relation or investment removal to cease this
    (b) New investment to a subsidiary to which direct investment has not been made
    (c) New investment or removal of the entire amount of investment; provided, however, that

this applies only when the investment exceeds three hundred million (300,000,000) Japanese yen per case.

(d) An increase/decrease in investment or nonuse of subscription rights for new shares; provided, however, that this applies only when the value exceeds three hundred million (300,000,000) Japanese yen per case that brings about a change in share holding ratio.

(e) An increase/decrease in investment (including capital decrease); provided, however, that this applies only when the value exceeds five hundred million (500,000,000) Japanese yen per case that does not bring about a change in share holding ratio.

(3) Establishment, change, and cancellation of a branch in conformity to the Commercial Code and any other important organization ((2) IV of Article 260 of the Commercial Code)

a. Management Conference and Safety Promotion Committee

b. Important organizations similar to the above

(4) Appointment and dismissal of a manager in conformity to the Commercial Code and any other important employee ((2) III of Article 260 of the Commercial Code)

(5) Matters related to transactions that should constitute the foundation of the Company's operation

a. Disposition and transfer of important asset ((2) I of Article 260 of the Commercial Code)

(a) Acquisition, disposition, alteration, or borrowing/lending of asset; provided, however, that this applies only when value exceeds four billion (4,000,000,000) Japanese yen per case and when a borrowing/lending exceeds four hundred million (400,000,000) Japanese yen per month.

(b) Fund lending (not including a case in which the Company takes out a loan and lend it to a direct subsidiary); provided, however, that this applies only when the value exceeds two billion (2,000,000,000) Japanese yen per case or when loan outstanding exceeds five billion (5,000,000,000) Japanese yen per case.

(c) Discharge from a debt; provided, however, that this applies only when the value exceeds eight hundred million (800,000,000) Japanese yen per case

(d) Donation, supporting money, admission fee to external organizations, etc; provided, however, that this applies only when the value exceeds fifty million (50,000,000) Japanese yen per case

b. Large sum of loan ((2) II of Article 260 of the Commercial Code)

(a) Fund borrowing; provided, however, that this applies only when the value exceeds fifty billion (50,000,000,000) Japanese yen or when the maturity date exceeds one year and the value exceeds ten billion (10,000,000,000) Japanese yen per case

(b) Debt guarantee and offering in security; provided, however, that this applies only when the value exceeds five billion (5,000,000,000) Japanese yen per case or when the guarantee balance or the security balance exceeds ten billion (10,000,000,000) Japanese yen (Provided, however, that when a credit line exists, the credit line is deemed as the

guaranteed amount.)

(c) Acceptance of a bill, transfer by endorsement, and guarantee; provided, however, that this applies only when the value exceeds two billion (2,000,000,000) Japanese yen per case

c. Conclusion of important contracts; provided, however, that this applies only to an individual contract which exceeds four billion (4,000,000,000) Japanese yen per case and a new continuous contract whose monthly value exceeds two hundred million (200,000,000) Japanese yen

(6) Matters authorized by resolution of a General Meeting of Shareholders

(7) Other important business and affairs of the corporation and important matters related to management of a direct subsidiary

10. Decision of Counter-Policies by the Company Regarding Important Business and Affairs of a Direct Subsidiary (Provided, however, that (2)-a-(a) applies not only to a direct subsidiary but also to a subsidiary of a direct subsidiary.)

(1) Operation or cancellation of business

(a) New investment or removal of the entire amount of investment; provided, however, that this applies only when the investment exceeds three hundred million (300,000,000) Japanese yen per case

(b) An increase/decrease in investment or nonuse of subscription rights for new shares; provided, however, that this applies only when the value exceeds three hundred million (300,000,000) Japanese yen per case that brings about a change in share holding ratio.

(c) An increase/decrease in investment (including capital decrease); provided, however, that this applies only when the value exceeds five hundred million (500,000,000) Japanese yen per case that does not bring about a change in share holding ratio.

(2) Matters related to transactions that should constitute the foundation of the company's operation

a. Disposition and transfer of important asset

(a) Acquisition and disposition of an airplane (not including training aircraft); provided, however, that this does not apply to a case contained in the business plan of the fiscal year either of the Company or of the direct subsidiary

(b) Acquisition or disposition of other important assets; provided, however, that this applies only when value exceeds four billion (4,000,000,000) Japanese yen per case and when a borrowing/lending exceeds four hundred million (400,000,000) Japanese yen per month.

(c) Fund lending; provided, however, that this applies only when the value exceeds two billion (2,000,000,000) Japanese yen per case or when loan outstanding exceeds five billion (5,000,000,000) Japanese yen per case

(d) Discharge from a debt; provided, however, that this applies only when the value exceeds

eight hundred million (800,000,000) Japanese yen per case

b. Large sum of loan

(a) Fund borrowing (not including borrowing from the Company or from a financing subsidiary); provided, however, that this applies only when the value exceeds fifty billion (50,000,000,000) Japanese yen or when the maturity date exceeds one year and the value exceeds ten billion (10,000,000,000) Japanese yen per case

(b) Debt guarantee and offering in security (not including debt guarantee and offering in security for the fund borrowing from the Company or from a financing subsidiary); provided, however, that this applies only when value exceeds five billion (5,000,000,000) Japanese yen per case or when the guarantee balance or the security balance exceeds ten billion (10,000,000,000) Japanese yen (Provided, however, that when a credit line exists, the credit line is deemed as the guaranteed amount.)

(c) Acceptance of a bill, transfer by endorsement, and guarantee; provided, however, that this applies only when the value exceeds two billion (2,000,000,000) Japanese yen per case

c. Conclusion of important contracts; provided, however, that this applies only to an individual contract which exceeds four billion (4,000,000,000) Japanese yen and a new continuous contract whose monthly value exceeds two hundred million (200,000,000) Japanese yen

11. Other matters which require resolution of the Board of Directors in accordance with laws and regulations, the Articles of Incorporation, contracts, etc.

取締役会規程

株式会社日本航空システム

取締役会規程

制定　　2002年（平成14年）10月 2日

（目　的）
第１条　この規程は、定款第19条に基づき、取締役会に関する事項について定める。
２　取締役会に関しては、法令または定款に定のある場合のほか、この規程による。

（構　成）
第２条　取締役会は、取締役全員をもって構成する。

（監査役の出席）
第３条　監査役は、取締役会に出席し、意見を述べまたは必要な報告を行う。

（開　催）
第４条　取締役会は、定例会および臨時会の２種とする。
２　定例会は、毎月１回開催する。但し、休会を妨げないが、取締役会の開催日数は３ヶ月に１回を下回ってはならない。
３　臨時会は、必要があるときは、随時、開催する。

（招集権者および議長）
第５条　取締役会の招集権者および議長は、取締役会の決議をもって選任された者がこれに当たる。
２　前項の招集権者または議長に事故があるときは、あらかじめ取締役会の定めた順序により、他の取締役が取締役会を招集し、または議長となる。
３　各取締役および各監査役は、目的事項および理由を付した書面を招集者に提出して、取締役会の招集を請求することができる。

（招集通知）
第６条　取締役会の招集は、会日より３日前に、各取締役および各監査役に対してその通知を発して行う。但し、緊急やむを得ないときは、この期間を短縮することができる。
２　前項の通知は、取締役および監査役の全員の同意があるときは、省略することができる。
３　前２項の定は、取締役会の会日の変更または招集の取消の場合に、準用する。

（決　議）
第７条 取締役会の決議は、取締役の過半数が出席し、出席取締役の過半数をもって、行う。
２ 議案につき特別の利害関係を有する取締役は、その議案の決議に参加することができない。
３ 前項の定により決議に参加することができない取締役の数は、その議案につき出席取締役の数に算入しない。

（決議事項）
第８条　取締役会は、別表に定める事項につき、決議する。

（緊急案件の取扱い）
第９条　前条の決議事項であっても、社長は、特に緊急を要し取締役会の議を経る暇のないときは、取締役会の決定を得ないでこれを執行することができる。この場合においては、次回の取締役会に付議して、その承認を得なければならない。

（報　告）
第10条 取締役は、３ヶ月に１回以上業務の執行状況を取締役会に報告しなければならない。
２ 競業取引および自己取引を行った取締役は、遅滞なくその取引につき重要な事実を取締役会に報告しなければならない。

（議事録）
第11条 取締役会の議事録は、議長が作成する。
２ 議事録には、議事の経過の要領およびその結果ならびに決議に賛成しなかった取締役があるときはその氏名を記載又は記録し、議事録が書面を以って作成されたときは出席した取締役および監査役の全員が記名捺印する。

（欠席取締役・監査役に対する通知）
第12条　議長は、取締役会の決議の結果を、欠席した取締役および監査役に通知するものとする。

（事務局）
第13条　事務局は、法務部におく。

附則　　この規程は、2002年（平成14年）10月2日から実施する。

別　表

1．株主総会等に関する事項

（1）株主総会招集の決定(商法第 231 条)

（2）電磁的方法による招集通知（商法第 232 条第 2 項）

（3）基準日の設定。但し、毎年 3 月 31 日を除く(定款第 9 条)

（4）社長に事故ある場合の株主総会の招集権者または議長となるべき取締役の順序の決定(定款第 11 条、第 12 条)

（5）株主総会へ提出する議案の決定

（6）株主総会における議決権行使の方法(商法第 239 条の 2 及び第 239 条の 3)

（7）貸借対照表、損益計算書、営業報告書および利益の処分または損失の処理に関する議案ならびにその附属明細書の承認(商法第 281 条および商法特例法第 16 条)

（8）電磁的方法による計算書類の公開(商法第 282 条)

（9）監査役会および会計監査人に通知するべき後発事象の決定

2．役員人事等に関する事項

（1）代表取締役の選定および解任(商法第 261 条)

（2）役付取締役の選任および解任(定款第 18 条第 1 項)

（3）社長に事故あるときの職務代行順序（定款第 18 条第 5 項）

（4）取締役の業務分掌の決定(使用人業務の委嘱を含む。)

（5）執行役員の選任、解任および業務分掌の決定

（6）顧問の委嘱および解嘱

（7）取締役および執行役員の報酬および賞与金の配分または配分方法の決定

（8）役員退職慰労金・弔慰金支給基準の制定、改正および廃止

（9）常勤取締役の他の報酬ある職務または営業に従事することの承認

3．取締役会に関する事項

（1）取締役会規程の制定、改正および廃止(定款第 19 条第 1 項)

（2）取締役会の招集権者および議長の選任(規程第 5 条)

（3）取締役会の招集権者または議長に事故ある場合の招集権者または議長となるべき取締役の順序の決定(規程第 5 条)

4．取締役の競業に関する事項(商法第 264 条)

（1）取締役の競業の承認

（2）会社の介入権行使の決定

5．会社と取締役の自己取引の承認に関する事項(商法第 265 条)

（1）会社と取締役との間の以下の取引

a. 財産の譲渡

b. 財産の貸与

c. 金銭の貸付

d. 手形の振出

e. そのほか会社と取締役との間の金銭または財産の移転を伴う取引

（2）取締役が第三者を代表または代理して会社と行う、非経常的もしくはこれに準ずる取引

（3）会社と取締役と利益相反する、第三者との取引

a. 取締役の債務の保証

b. 取締役の債務の引受

c. そのほかの前記に準ずる間接取引

6．株式、社債等に関する事項

（1） 株式取扱規則の制定、改正および廃止(定款第 7 条)

（2） 名義書換代理人の設置およびその権限の決定(定款第 10 条)

（3） 新株の発行(商法第 280 条の 2)

（4） 準備金の資本組入(商法第 293 条の 3)

（5） 株式の分割及びこれに伴う定款の変更(商法第 218 条)

（6） 社債の発行(商法第 296 条)

（7） 新株予約権の発行および消却(商法第 280 条の 20、商法第 280 条の 36)

（8） 新株予約権付社債の発行(商法第 341 条の 2)

（9） 株主総会決議により授権された自己株式の取得（商法第 210 条）

(10) 自己株式の処分及び消却(商法第 211 条および第 212 条)

(11) 子会社の有する自己株式の買受け(商法第 211 条の 3)

(12) 1単元の株式数の減少または廃止及びこれに伴う定款の変更（商法第 221 条第 2 項）

(13) 株主優待割引基準に関する規程の制定、改正および廃止

(14) 社債権者集会に出席しない社債権者の電磁的方法による議決権行使（商法第 321 条の 3）

7．監査役の責任追及の訴の提起請求の処理

8．株主代表訴訟において、被告取締役を補助するために会社が行う参加の申出（商法第 268 条第 2 項）

9.重要な業務執行に関する事項(商法第 260 条)

（１）当社および当社が経営管理を行う直接子会社の経営方針および経営計画の承認および変更

a. 中期計画、年度事業計画、年度資金計画および年度収支予算の決定および変更（軽微な変更を除く。）

b. 中間決算、連結決算の確定

（２）事業の経営または廃止

a. 直営による定款所定の新規附帯関連事業

b. 出資によるもの（子会社再編に伴うものも含む）

(a) 親子会社関係を生ずる出資またはこれを消滅する出資引揚

(b) 直接出資していない子会社への新規出資

(c) 新規出資または出資全部の引揚。但し、１件３億円をこえるもの

(d) 出資の増加もしくは減少または新株引受権の不行使。但し、持株率に変更を生ずる１件３億円をこえるもの

(e) 出資の増加または減少(減資の場合を含む。)。但し、持株率に変更を生じない１件５億円をこえるもの

（３）商法上の支店そのほかの重要な組織の設置、変更および廃止(商法第 260 条②Ⅳ)

a. 経営会議体および安全推進委員会

b. 前記に準ずる重要な組織

（４）商法上の支配人そのほかの重要な使用人の選任および解任(商法第 260 条②Ⅲ)

（５）会社経営の基礎となるべき取引に関する事項

a. 重要な財産の処分および譲受(商法第 260 条②Ⅰ)

(a) 財産の取得、処分、改造または貸借。但し、１件４０億円をこえるものおよび賃借は月額４億円をこえるもの

(b) 資金の貸付（当社が資金を借入れて直接子会社へ貸付ける場合を除く）。但し、１件２０億円をこえるものまたは貸付残高５０億円をこえるもの。

(c) 債務の免除。但し、１件８億円をこえるもの

(d) 寄付、賛助、社外団体入会等。但し、１件 5,000 万円をこえるもの

b. 多額の借財(商法第 260 条②Ⅱ)

(a) 資金の借入。但し、５００億円をこえるものまたは弁済期限１年をこえ、かつ１件１００億円をこえるもの

(b) 債務の保証、担保の提供。但し、１件５０億円をこえるものまたは保証残高もしくは担保残高１００億円をこえるもの(但し、極度額によるものは、その極度額を保証額とみなす。)

(c) 手形の引き受け、裏書譲渡、保証。但し、１件２０億円をこえるもの

c. 重要な契約の締結。但し、個別的契約で１件４０億円をこえるものおよび新規の継続的契約は月額２億円をこえるもの

（６）株主総会の決議により授権された事項
（７）そのほか重要な業務執行および直接子会社管理に関する重要な事項

１０．直接子会社（但し、(2)a(a)については、直接子会社の子会社も含む。）の重要な業務執行に関する対応方針の決定

（１） 事業の経営または廃止

(a) 新規出資または出資全部の引揚。但し、１件３億円をこえるもの

(b) 出資の増加もしくは減少または新株引受権の不行使。但し、持株率に変更を生ずる１件３億円をこえるもの

(c) 出資の増加または減少。(減資の場合を含む。） 但し、持株率に変更を生じない１件５億円をこえるもの

（２） 会社経営の基礎となるべき取引に関する事項

a. 重要な財産の処分および譲受

(a) 航空機（但し、訓練専用機を除く）の取得ならびに処分。但し、当社または直接子会社の年度事業計画に含まれているものは除く。

(b) その他重要な財産の取得または処分。但し、１件４０億円をこえるものおよび賃借は月額４億円をこえるもの

(c) 資金の貸付。但し、１件２０億円をこえるものまたは貸付残高５０億円をこえるもの

(d) 債務の免除。但し、１件８億円をこえるもの

b. 多額の借財

(a) 資金の借入（当社または金融子会社からの借入は除く)。但し、５００億円をこえるものまたは弁済期限１年をこえ、かつ１件１００億円をこえるもの。

(b) 債務の保証、担保の提供（当社または金融子会社の資金借入に対する保証、担保提供は除く)。但し、１件５０億円をこえるものまたは保証残高もしくは担保残高１００億円をこえるもの(但し、極度額によるものは、その極度額を保証額とみなす。）

(c) 手形の引き受け、裏書譲渡、保証。但し、１件２０億円をこえるもの

c. 重要な契約の締結。但し、個別的契約で１件４０億円をこえるものおよび新規の継続的契約は月額２億円をこえるもの

１１．そのほか法令、定款または契約等により取締役会の決議を要する事項

FILE NO. 82-122

<Translation>

03 FEB 19 AM 7:21

February 3, 2003

To All Shareholders

Re: Notice of Convening of Extraordinary Meeting of Shareholders

Dear shareholder:

This is to inform you of the holding of the general meeting of shareholders of our company according to the schedule indicated below, and to request your attendance at this meeting.

If you are unable to attend the meeting on that day, you will still be able to exercise your voting rights by written proxy. In such case, please refer to the following reference document and return the enclosed form for exercising voting rights by proxy after indicating your approval or disapproval and affixing your official seal or signature.

1. Date and Time: February 19, 2003 (Wednesday), 10:00 AM
2. Location: Hotel New Otani, Main Bldg. 1F "Tsurunoma Room," 4-1 Kioi-cho, Chiyoda-ku, Tokyo
3. Items of the Meeting
   Resolutions:
   Item 1: Decrease of capital reserve. A summary of the proposal is described in the following "reference document for exercising voting rights" (pages 2).
   Item 2: Partial alternation of the Articles of Incorporation. A summary of the proposal is described in the following "reference document for exercising voting rights" (pages 2 to 4).

Very truly yours,

Isao Kaneko
CEO & President, Japan Airlines System Corporation
15-1, Konan 2-chome,
Minato-ku, Tokyo, Japan

When you attend the meeting, please submit the enclosed form for exercising voting rights to the receptionist at the meeting site.

Reference Document for Exercising Voting Rights

1. Total shareholder voting rights: 1,927,333

2. Proposals and Reference Matters

Item 1: Decrease of capital reserve

In accordance with the provision in Article 289 Paragraph 2 of the Commercial Code, ¥89,801,841,015 of the ¥189,801,841,015 in capital reserve will be transferred to the surplus account to increase dividend funds and at the same time ensure financial flexibility in preparation for future capital policies, including acquisition of our company's shares held by our subsidiaries, in other words, acquisition of treasury stocks.

Item 2: Partial alternation of the Articles of Incorporation

1. Summary of the proposal and reason for alteration
With the enforcement of the Act for Partial Revision of the Commercial Code, etc. (Law No. 44 of 2002) on April 1, 2003, a system enabling further purchase for shares falling short of one unit will be created. For the convenience of our shareholders, we will include a new provision pertaining to this further purchase system in Article 6 (Shares) of the Articles of Incorporation and make necessary alterations to Article 7 (Shares Handling Regulations) and Article 10 (Transfer Agent).
The Supplementary Provisions will stipulate that the alterations of these Articles will take effect on April 1, 2003, the day when the revised Commercial Code is enforced.

2. Contents of Alterations

The contents of alterations being proposed are as indicated below.

(Underlined portions indicate those portions to be altered.)

Current Articles of Incorporation	Proposed Alteration
(Shares) Article 6.1. The number of shares of one unit of the Company shall be One Thousand (1,000) shares. 6.2 The Company shall not issue share certificates for shares that are less than one unit of shares (hereinafter to be referred to as "shares falling short of one unit"), except when stipulated otherwise in the Shares Handling Regulations. (New)	(Shares) Article 6.1 (As currently stands) 6.2 (As currently stands) 6.3 Shareholders who hold the Company's shares falling short of one unit may request the Company to sell additional shares to make one unit (hereinafter to be referred to as "purchase request"). This shall not apply, however, if such a request is made and the Company does not have the necessary number of treasury stocks to be transferred according to such a request.
(Shares Handling Regulations) Article 7 All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust	(Shares Handling Regulations) Article 7 All handling procedures for shares and rights for subscription of new shares, including, but not limited to, exercise of voting rights or other shareholder's rights by electronic means, types of share certificates, registration of transfer of share ownership and rights for subscription of new shares on the register of shareholders, entry and record of the transfer on the register of beneficial shareholders, purchase and sale by the Company of its shares falling short of one unit, registration of pledges of shares of the Company and cancellation of such registration, issuance of replacement share certificates, registration and indication of trust

of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.	of fiduciary interest in shares and rights for subscription of new shares of the Company and cancellation thereof, and fees chargeable by the Company therefor, shall be governed by these Articles of Incorporation and the Shares Handling Regulations adopted by the Board of Directors.
(Transfer Agent) Article 10.1 The Company shall have a share transfer agent for its shares. 10.2 Such share transfer agent and its place of the handling business shall be selected by resolution of the Board of Directors and public notice thereof shall be given in due course. 10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.	(Transfer Agent) Article 10.1 (As currently stands) 10.2 (As currently stands) 10.3 The register of shareholders, the register of beneficial shareholders and the register of the rights for subscription of new shares of the Company shall be kept at the place of the handling business of the transfer agent, and the registration of transfers of shares and rights for subscription of new shares, and the purchase and sale of shares constituting less than one unit and other matters concerning shares and rights for subscription of new shares shall be handled by the transfer agent and not by the Company.
Supplementary Provisions (New)	Supplementary Provisions (Purchase Request) Article 4 The alterations of the Articles of Incorporation (Article 6 Paragraph 3, Article 7 and Article 10 Paragraph 3) related to purchase requests by shareholders who hold the Company's shares falling short of one unit shall take effect on April 1, 2003.

FILE NO. 82-122

平成15年２月３日

株主各位

東京都港区港南二丁目15番１号
株式会社 日本航空システム
代表取締役社長・CEO　兼子　勲

臨時株主総会招集ご通知

拝啓　ますますご清栄のこととお慶び申しあげます。
　さて、当社臨時株主総会を下記により開催いたしますので、ご出席くださいますようご通知申しあげます。
　なお、当日ご出席願えない場合には、書面によって議決権を行使することができますので、お手数ながら後記の参考書類をご検討いただき、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、折り返しご送付くださいますようお願い申しあげます。

敬　具

記

１．日時　平成15年２月19日（水曜日）午前10時
２．場所　東京都千代田区紀尾井町４番１号
ホテルニューオータニ本館１階「鶴の間」
３．会議の目的事項
決議事項
第１号議案　資本準備金減少の件
議案の要領は後記「議決権の行使についての参考書類」（２頁）に記載のとおりであります。
第２号議案　定款一部変更の件
議案の要領は後記「議決権の行使についての参考書類」（２頁から４頁）に記載のとおりであります。

以　上

（当日ご出席の際は、お手数ながら同封の議決権行使書用紙を、会場受付にご提出くださいますようお願い申しあげます。）

議決権の行使についての参考書類

1. 総株主の議決権の数

1,927,333個

2. 議案および参考事項

第１号議案　資本準備金減少の件

商法第289条第２項の規定に基づき、配当財源の充実を図るとともに、当社子会社が保有する当社株式の取得等いわゆる金庫株としての自己株式取得など、今後の資本政策に備え財務面での柔軟性確保を目的とし、資本準備金189,801,841,015円のうち89,801,841,015円を減少し、剰余金に振り替えたいと存じます。

第２号議案　定款一部変更の件

１．議案の要領および変更の理由

「商法等の一部を改正する法律（平成14年法律第44号）」が平成15年４月１日に施行されることに伴い、単元未満株式の買増し制度が創設されます。株主各位のご便宜をお図りするため、定款第６条（株式）に本買増し制度に関する規定を新設するとともに、第７条（株式取扱規則）および第10条（名義書換代理人）についても所要の変更を行うものであります。

なお、当該規定の変更は同改正商法の施行日であります平成15年４月１日に効力を生じる旨、附則で規定することと致します。

２．変更の内容

変更の内容は、次のとおりであります。

（下線は変更部分）

現行定款	変更案
（株　式） 第６条　当会社の１単元の株式の数は、1,000株とする。 2.　当会社は１単元の株式の数に満たない株式（以下「単元未満株式」という。）に係る株券を発行しない。但し、株式取扱規則に定めるところについては、この限りではない。 （新設）	（株　式） 第６条　（現行どおり） 2.　（現行どおり） 3.　当会社の単元未満株式を有する株主は、その所有する単元未満株式の数と併せて１単元の株式となるべき株式を売渡すことを当会社に請求（以下「買増請求」という。）することができる。但し、買増請求があるときに、当会社がその請求により譲渡すべき数の自己株式を所有していない場合は、この限りではない。
（株式取扱規則） 第７条　当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿への記載又は記録、単元未満株式の買取り、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。	（株式取扱規則） 第７条　当会社の電磁的方法による議決権その他の株主権の行使等に関する取扱、株券の種類、株式及び新株予約権の名義書換、実質株主名簿への記載又は記録、単元未満株式の買取り及び売渡し、質権の登録及び抹消、株券の再発行、信託財産の表示及び抹消その他株式及び新株予約権に関する取扱い及び手数料は、この定款のほか、取締役会において定める株式取扱規則による。

現行定款	変更案
（名義書換代理人） 第10条　当会社は、株式につき名義書換代理人を置く。 2.　名義書換代理人及びその事務取扱場所は、取締役会の決議により選定し、これを公告する。 3.　当会社の株主名簿及び実質株主名簿並びに新株予約権原簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、単元未満株式の買取り、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（名義書換代理人） 第10条　（現行どおり） 2.　（現行どおり） 3.　当会社の株主名簿及び実質株主名簿並びに新株予約権原簿は、名義書換代理人の事務取扱場所に備え置き、株式及び新株予約権の名義書換、単元未満株式の買取り及び売渡し、その他株式及び新株予約権に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。
附　則 （新設）	附　則 （買増請求） 第４条　当会社の単元未満株式を有する株主による買増請求に関する変更（第６条第３項、第７条、第10条第３項）については、平成15年４月１日より効力を生じるものとする。

統合進捗状況報告会のご案内

当社では、臨時株主総会終了後に「統合進捗状況報告会」を下記により開催いたします。この報告会は日本航空株式会社と株式会社日本エアシステムの経営統合に関して、現状と今後の予定について直接株主の皆様にご報告申し上げ、併せて皆様からのご質問にお答えいたしたく存じます。

ご多忙とは存じますが万障お繰り合わせのうえ、ご出席賜りますようご案内申し上げます。

記

1．	**日時**	平成15年２月19日（水曜日） 当社臨時株主総会（開始予定時間午前10時）終了後、引き続き開催させていただく予定です。 なお、「統合進捗状況報告会」の時間は約１時間を予定しております。
2．	**場所**	東京都千代田区紀尾井町４番１号 ホテルニューオータニ本館１階「鶴の間」 （臨時株主総会会場）

以　上

臨時株主総会会場ご案内図

会　場　　東京都千代田区紀尾井町４番１号
ホテルニューオータニ　本館１階「鶴の間」

下車駅

ＪＲ中央線	四ツ谷駅下車
地下鉄丸の内線／南北線	四ツ谷駅下車
地下鉄有楽町線	麹町駅下車
地下鉄半蔵門線／南北線	永田町駅下車
地下鉄丸の内線／銀座線	赤坂見附駅下車



N
至 新宿
JR四ツ谷駅
新宿通り
地下鉄四ツ谷駅
聖イグナチオ教会
至 半蔵門
鉄道弘済会館
地下鉄麹町駅
上智大学
迎賓館
入口
本 館
(ザ・メイン)
清水谷公園
赤坂プリンスホテル
(タワー)
(ガーデンコート)
弁慶濠
弁慶橋
地下鉄永田町駅
外堀通り
至 三宅坂
ホテルニューオータニ
赤坂東急ホテル
地下鉄赤坂見附駅
青山通り
至 渋谷
至 新橋

お願い：当日ご来場の際は、本館１階入口（宴会場階）をご利用ください。
また、当日は会場周辺道路および駐車場の混雑が予想されますので、お車でのご来場はご遠慮ください。

<Translation>

FILE NO. 82-122

03 FEB 19 AM 7:21

SHARES HANDLING REGULATIONS

of

Kabushiki Kaisha Nippon Koku System

(Japan Airlines System Corporation)

Shares Handling Regulations of Kabushiki Kaisha Nippon Koku System
(Japan Airlines System Corporation)

Enacted on October 2, 2002

Chapter 1. General Provisions

(Purpose)

Article 1

By authority granted by the provisions of Article 7 of the Articles of Incorporation, the following regulations shall govern the types of share certificates, the handling of shares, and the brokerage thereof. Provided, however, that in handling beneficial shareholders' concerns, the provisions of the Japan Securities Depository Center, Inc. (hereinafter referred to as "JASDEC") shall apply in addition to these regulations.

(Transfer Agent)

Article 2

Transfer of shares, purchase of shares falling short of one unit, registration of pledges of shares, change or cancellation thereof, issuance of replacement share certificates, indication of trust of fiduciary interest in shares, change or cancellation thereof, and other clerical works concerning the Company's shares shall be handled by the Company's transfer agent.

2. The transfer agent, its registered handling place, its handling office, and its liaison offices shall be as follows:

Transfer Agent:	UFJ Trust Bank Limited 1-4-3 Marunouchi, Chiyoda-ku, Tokyo
Registered Handling Place:	Share Transfer Agent Dept., UFJ Trust Bank Limited 1-4-3 Marunouchi, Chiyoda-ku, Tokyo
Handling Office:	Share Transfer Agent Dept., UFJ Trust Bank Limited 7-10-11 Higashisuna, Koto-ku, Tokyo
Liaison Offices:	All branches nationwide of UFJ Trust Bank Limited Head office and all branches nationwide of Nomura Securities Co., Ltd.

(Types of Share Certificates)

Article 3

The share certificates issued by the Company shall be in three denominations of one thousand (1,000) share certificates, ten thousand (10,000) share certificates, and one hundred thousand (100,000) share certificates. Provided, however, as the need arises, share certificates indicating the number of shares other than those mentioned above may be issued.

2. Notwithstanding the above proviso, no share certificate indicating the number of shares less than one unit of the Company's shares (1,000 shares) (hereinafter referred to as "shares falling short of one unit") shall be issued.

(Request, Notification, and Application Method)

Article 4

Procedures concerning requests, notifications, and applications, etc. with regard to clerical works that have been entrusted by the Company to the transfer agent shall be submitted to the transfer agent.

2. Any request, notification, or application hereunder shall be made by using a specified form to which the registered seal impression under Article 14 must be affixed.

3. In case the request, notification, or application of the preceding paragraph is submitted by a proxy, a document of authorization shall be submitted. In case it requires the consent of a curator or an assistant, a document evidencing such consent shall be submitted.

4. Concerning the request, notification, or application of Paragraph 2, the Company may, from time to time, require attachment of certificates or issuance of written guarantees that the Company deems appropriate.

Chapter 2. Transfer of Shares

(Transfer of Shares)

Article 5

A written request for transfer of shares shall be submitted, together with the share certificates.

2. In case a transfer of shares acquired for any reason other than assignment is requested, a document evidencing the acquisition shall be submitted in addition to the documents stipulated in the preceding paragraph.

(Transfer of Shares for Which Special Procedure Is Required by Law)

Article 6

Concerning a transfer of shares for which a special procedure is required by law, a written request shall be submitted, together with the share certificates and a document evidencing completion of the procedure.

Chapter 3. List of Beneficial Shareholders

(Listing, etc. in the List of Beneficial Shareholders)

Article 7

Listing in the list of beneficial shareholders shall be made based on the notification regarding the beneficial shareholders issued by JASDEC and the beneficial shareholders' votes as specified by JASDEC.

(Beneficial Shareholders' Votes)

Article 8

Beneficial shareholders shall submit the beneficial shareholders' votes through a party (hereinafter referred to as the "participant," which shall open a bank account for share trading for beneficial shareholders) with which JASDEC stores the share certificates and performs services related to their transfer.

(Integration of List of Shareholders and List of Beneficial Shareholders)

Article 9

In case a shareholder registered or recorded in the list of shareholders is identified to be the same person as the beneficial shareholder registered or recorded in the list of beneficial shareholders in terms of address and name, their respective shares shall be aggregated with regard to the exercise of right of shareholders' rights.

Chapter 4. Registration of Pledges and Indication of Trust of Fiduciary Interest

(Registration of Pledges or Cancellation Thereof)

Article 10

In case registration of pledges of shares, or alteration or cancellation thereof is requested, the pledgor and the pledgee shall affix their signatures jointly on a written request that shall be submitted, together with the share certificates.

(Indication of Trust of Fiduciary Interest or Cancellation Thereof)

Article 11

In case indication of trust of fiduciary interest in shares or change or cancellation thereof is requested, the trustor or the trustee shall submit a written request, together with the share certificates.

Chapter 5. Non-Possession of Share Certificates

(Application for Non-Possession of Share Certificates)

Article 12

In case of application of non-possession of share certificates, a written application shall be submitted, together with the share certificates. Provided, however, that when no share certificate has been issued, submission of share certificates shall not be required.

2. In case application for non-possession of share certificates has been made, the share certificates concerned shall be rendered void and be treated as unissued.

(Request for Issuance of Non-Possession Share Certificates)
Article 13
In case a shareholder who has applied for non-possession of share certificates requests issuance or reversion of the share certificates, he/she shall submit the written request concerned. However, no request shall be made for issuance of share certificates for shares falling short of one unit.

Chapter 6. Other Notifications

(Notification of Addresses, Names, and Seal Impressions of Shareholders, Etc.)
Article 14
Shareholders, beneficial shareholders, registered pledgees, or their legal representatives or deputies shall notify the Company of their addresses, names, and seal impressions. Foreign citizens, however, may use the authorized signatures in lieu of the seal impression.
2. The same procedure shall apply when a change has been made in the notifications of the preceding paragraph.

(Shareholders and Beneficial Shareholders Who Are Residents Abroad)
Article 15
In case a person under the preceding article has a foreign address, he/she shall submit the notifications by appointing a standing proxy in Japan or appointing a place for receipt of notices in Japan.
2. The regulations of the preceding article shall apply mutatis mutandis to the standing proxy.

(Representative of Corporation)
Article 16
In case a shareholder or a beneficial shareholder is a corporation, its representative shall be reported.
2. In case a change has been made in the representative, written notification of such change shall be submitted, together with a the extract certified copy of corporate registration.

(Representative of Shareholders in Co-Ownership)
Article 17
Shareholders or beneficial shareholders who jointly own shares shall appoint one representative among them, and the appointment shall be reported.
2. The same procedure shall apply when a change has been made in the representative.

(Change in List of Shareholders, List of Beneficial Shareholders, and Share Certificates)

Article 18

In case any changes in the indication of the list of shareholders, the list of beneficial shareholders and the share certificates are desired for the reasons set forth below, a written notification shall be submitted, together with the share certificates concerned and documents evidencing the fact. Provided, however, that when no share certificate has been issued or the change concerns the indication of the list of beneficial shareholders, submission of share certificates shall not be required.

1. change in family name or first name;
2. appointment, change, or release of legal representative such as a person in parental authority or a guardian;
3. change in trade name or corporate name; or
4. change in corporate organization.

(Special Rules Concerning Notification of Beneficial Shareholders)

Article 19

The beneficial shareholder shall submit notifications specified in this chapter through its participant. Provided, however, that when only a change in the registered seal impression is made, submission need not be made through its participant.

Chapter 7. Issuance of Replacement Share Certificates

(Issuance of Replacement Due to Splitting or Consolidation)

Article 20

In case issuance of new share certificates due to splitting or consolidation of share certificates is requested, a written request thereof shall be submitted, together with the share certificates concerned.

2. No request may be made for issuance of replacement share certificates indicating the number of shares falling short of one unit that may result from the splitting or consolidation.

(Issuance of Replacement Due to Loss)

Article 21

In case issuance of new share certificates due to loss is requested, a written request thereof shall be submitted, together with an authentic copy or a certified transcript of the judgment of nullification of such lost share certificates.

(Issuance of Replacement Due to Defacement or Mutilation)

Article 22

In case issuance of new share certificates due to defacement or mutilation is requested, a written request thereof shall be submitted, together with the share certificates concerned. Provided, however, that if it is difficult to discern whether the share certificates in question are genuine or not, the provisions of the preceding article shall apply.

(Issuance of Replacement Due to Completion of Columns)

Article 23

In case all the columns for shareholders' names on a share certificate have been filled up, the share certificate concerned shall be withdrawn and a new share certificate shall be issued.

(Automatic Consolidation of Share Certificates Falling Short of One Unit)

Article 24

Share certificates falling short of one unit submitted for transfer of shares shall, whenever the aggregate number of shares represented by such certificates amounts to a full unit, be consolidated into full unit share certificates, unless the party requesting the transfer of shares has instructed otherwise.

Chapter 8. Purchase of Shares Falling Short of One Unit

(Procedure for Requesting Purchase of Shares Falling Short of One Unit)

Article 25

In case purchase of shares falling short of one unit is requested, a written request thereof shall be submitted, together with the share certificates concerned to the registered handling office or to a transfer liaison office. Provided, however, that when no share certificate has been issued, submission of share certificates shall not be required.

2. A party who has requested the purchase of shares falling short of one unit may neither revoke such request nor designate the purchase price.

3. In case a request referred to in Paragraph 1 is made by a beneficial shareholder, such request shall be made through the participant and JASDEC.

(Determination of Purchase Price)

Article 26

The purchase price per share shall be the last selling price on the Tokyo Stock Exchange on the date of arrival at the handling office or a liaison office of the written request for purchase set forth in the preceding article. Provided, however, that when no sale of shares takes place on the Tokyo Stock Exchange on that day, the purchase price per share shall be the first selling price set thereafter.

2. The purchase price shall equal the purchase price per share of the preceding paragraph multiplied by the number of shares the purchase of which has been requested.

(Payment of Proceeds)

Article 27

The time of payment of proceeds for shares falling short of one unit shall conform to the following:

(1) Receipt by the handling office:

  a. When the price is determined on the day of receipt, payment shall be made on the fourth (4th) business day from (and including) the day of receipt of the written request by the handling office.

  b. If the price is determined after the day of receipt, payment shall be made on the fourth (4th) business day from (and including) the day of determination of the price.

(2) Receipt by a liaison office:

  a. When the price is determined on the day of receipt, payment shall be made not later than the seventh (7th) business day from (and including) the day of receipt of the written request by the liaison office.

  b. If the price is determined after the day of receipt:

    (a) When the price is determined before the day the written request for purchase reaches the handling office, payment shall be made on the fourth (4th) business day from (and including) the day of receipt by the handling office.

    (b) If the price is determined after the day the written request for purchase reaches the handling office, payment shall be made on the fourth (4th) business day from (and including) the day of determination of the price.

2. Notwithstanding the preceding paragraph, if the purchase price reflects the right for dividends, stock split, or the rights for subscription of new shares, etc., payment shall be made not later than the base date or the record date. If the purchase price reflects ex-right to receive dividends, stock split, or the ex-rights to subscribe to new shares, etc., payment shall be made after the base date or the record date.

3. The Company may deduct, from the proceeds, actual costs such as remittance charges incurred in payment of the proceeds.

(Time of Transfer of Purchased Shares)

Article 28

Shares falling short of one unit subject to purchase request shall be transferred to the Company on the date when all procedures for payment of the proceeds under the preceding article are completed.

Chapter 9. Charges

(Charges)

Article 29

Except for the following, no fees shall be levied concerning handling of shares of the Company.

The following charges shall be levied to the request for issuance of replacement non-possession share certificates and to the issuance of share certificates in response to the request for issuance of replacement due to loss or defacement and mutilation.

Two hundred Japanese yen (¥200) per share certificate

Supplementary Provisions

1. These regulations shall be enacted or amended by the resolution of the Board of Directors.
2. The bylaws of these regulations may be established by the President.
3. These regulations shall become effective on October 2, 2002.

FILE NO. 82-122

株 式 取 扱 規 則

株式会社日本航空システム

株式会社日本航空システム　株式取扱規則

2002年（平成14年）　10月2日　　　　　　制定

第１章　総　　　則

（目　　的）

第１条　当会社の株券の種類ならびに株式に関する取扱いおよびその手数料については、定款第７条に基づきこの規則に定めるところによる。但し、実質株主に関する取扱いは、この規則のほか、証券保管振替機構（以下「機構」という。）の定めるところによる。

（名義書換代理人）

第２条　当会社の株式の名義書換、単元未満株式の買取、質権の登録、変更またはその抹消、株券の再発行、信託財産の表示、変更またはその抹消その他株式事務は、当会社の名義書換代理人において取扱う。

２　当会社の名義書換代理人、同事務取扱場所および同事務取扱所ならびに同取次所は、次のとおりとする。

名義書換代理人	東京都千代田区丸の内一丁目４番３号 UFJ 信託銀行株式会社（登記上ユーエフジェイ信託銀行株式会社）
同事務取扱場所	東京都千代田区丸の内一丁目４番３号 UFJ 信託銀行株式会社（登記上ユーエフジェイ信託銀行株式会社） 証券代行部
同事務取扱所	東京都江東区東砂七丁目１０番１１号 UFJ 信託銀行株式会社　証券代行部
同取次所	UFJ 信託銀行株式会社　全国各支店 野村證券株式会社　本店ならびに全国各支店

（株券の種類）

第３条　当会社が発行する株券の種類は、1,000 株券、10,000 株券および 100,000 株券の３種とする。 但し、必要があるときは、前記以外の株式数を表示した株券を発行することができる。

２　前項但書の定にかかわらず、当会社の１単元の株式の数（1,000 株）に満たない株式（以下単元未満株式という。）の数を表示した株券は発行しない。

（請求、届出または申出方法）

第４条　当会社が名義書換代理人に委託した事務についての請求、届出または申出等の手続きは、名義書換代理人にするものとする。

２　この規則による請求、届出または申出については、所定の書式を使用し、これに第 14 条に定める届出印を押捺するものとする。

３　前項の請求、届出または申出について、代理人により行うときは代理権を証する書面を、保佐人又は補助人の同意を要するときは同意を証する書面を提出するものとする。

４　前２項の請求、届出または申出については、当会社が適当と認める証明書類の添付または保証書の差入を求めることがある。

第２章　名　義　書　換

（名義書換）

第５条　株式の名義書換を請求するときは、請求書に株券を添えて提出するものとする。

２　譲渡以外の事由により取得した株式の名義書換を請求するときは、前項の手続によるほか、取得を証する書面を提出するものとする。

（法令に別段の定あるときの名義書換）

第６条　株式の移転について、法令による別段の手続きを必要とするときは、請求書に株券およびその完了を証する書面を添えて提出するものとする。

第３章　実　質　株　主　名　簿

（実質株主名簿への記載等）

第７条　実質株主名簿への記載または記録は、機構からの実質株主に関する通知および機構が定めた実質株主票に基づき行う。

（実質株主票）

第８条　実質株主は、機構が株券等の保管および振替を行うための口座を開設した者（以下「参加者」という。）を経由して実質株主票を提出するものとする。

（株主名簿と実質株主名簿の合算）

第９条　株主名簿に記載または記録されている株主と実質株主名簿に記載または記録されている実質株主とが、住所および氏名に基づき同一人と認められるときは、株主の権利行使に関しては、それぞれの株式数を合算するものとする。

第４章　質権の登録および信託財産の表示

（質権の登録または抹消）

第１０条　株式につき質権の登録、変更またはその抹消を請求しようとするときは、請求書に質権設定者および質権者が連署し、株券を添えて提出するものとする。

（信託財産の表示または抹消）

第１１条　株式につき信託財産の表示、変更またはその抹消を請求するときは、委託者または受託者が請求書に株券を添えて提出するものとする。

第５章　株券不所持

（株券不所持の申出）

第１２条　株券不所持の申出をするときは、申出書に株券を添えて提出するものとする。但し、株券が発行されていないときは、株券の提出を要しない。

２　株券不所持申出のあったときは、その株券を無効とし、不発行の扱いとする。

（不所持株券の交付請求）

第１３条　株券不所持の申出をした株主が株券の発行または返還を請求するときは、その旨の請求書を提出するものとする。ただし、単元未満株式については、株券の発行を請求することはできない。

第６章　諸　　　届

（株主等の住所、氏名および印鑑の届出）

第１４条　株主、実質株主、登録質権者またはそれらの法定代理人もしくは代表者は、住所、氏名および印鑑を当会社に届け出るものとする。ただし、外国人は署名鑑をもって印鑑に代えることができる。

２　前項の届出事項を変更したときも同様とする。

（外国居住の株主および実質株主）

第１５条　前条に掲げる者が外国に住所を有するときは、日本国内に常任代理人を選任するか、または通知を受くべき場所を定めて届け出るものとする。

２　常任代理人には、前条の規定を準用する。

（法人の代表者）

第１６条　株主または実質株主が法人であるときは、その代表者１名を届け出るものとする。

２　代表者を変更したときは、届出書に登記簿抄本を添えて提出するものとする。

（共有株式の代表者）

第１７条　株式を共有する株主または実質株主は、その代表者１名を定めて届け出ル物とする。

２　代表者を変更したときも同様とする。

（株主名簿、実質株主名簿および株券の表示変更）

第１８条　次に掲げる事由により、株主名簿、実質株主名簿および株券の表示を変更をしようとするときは、届出書に株券およびその事実を証する書面を添えて提出するものとする。ただし、株券が発行されていないときおよび実質株主名簿の表示変更については、株券の提出を要しない。

１．改姓、改名

２．親権者、後見人等の法定代理人の設定、変更または解除

３．商号または法人名称の変更

４．法人組織の変更

（実質株主の諸届に関する特例）

第１９条　実質株主が本章に定める届出を行うときは、参加者を経由するものとする。但し、届出印鑑のみの変更を行うときは、参加者を経由することを要しない。

第７章　株券の再発行

（分割または併合による再発行）

第２０条　株券の分割または併合により新株券の発行を請求するときは、請求書に株券を添えて提出するものとする。

２　株券の分割または併合により、単元未満株式数を表示した株券の再発行を請求することはできない。

（喪失による再発行）

第２１条　株券の喪失により新株券の発行を請求するときは、請求書に除権判決の正本または謄本を添えて提出するものとする。

（汚損または毀損による再発行）

第２２条　株券の汚損または毀損により新株券の発行を請求するときは、請求書に株券を添えて提出するものとする。但し、株券の真偽を判別しがたいときは、前条の定によるものとする。

（満欄による再発行）

第２３条　株券の株主名欄が満欄になったときは、これを回収し、新株券を発行するものとする。

（単元未満株券の自動併合）

第２４条　名義書換のため提出された単元未満株券の組合せにより単元株式とすることができるときは、名義書換請求人の特段の意思表示がない限り、単元株券に併合するものとする。

第８章　単元未満株式の買取

（単元未満株式の買取請求方法）

第２５条　単元未満株式の買取を請求するときは、請求書に株券を添えて第２条に規定する名義書換代理人事務取扱所または同取次所に提出するものとする。ただし、株券が発行されていないときは、株券の提出を要しない。

２　単元未満株式の買取を請求した者は、その請求を取消すことができず、また買取価格も指定することができない。

３　実質株主が第１項の請求をするときは、参加者および機構を経由して請求するものとする。

（買取価格の決定）

第２６条　買取請求株式の買取単価は、前条の買取請求書が事務取扱所または取次所に到達した日の、東京証券取引所の開設する市場における最終価格とする。ただし、その日に売買取引がないときは、その後最初になされた売買取引の成立価格とする。

２　前項による買取価格に買取請求のなされた株式数を乗じた額をもって、買取価格とする。

（買取代金の支払い）

第２７条　単元未満株式の買取代金の支払時期は、次に定めるところによる。

(1)　事務取扱所において受理した場合

a.受理した日に価格が決定した場合には、事務取扱所において受理した日を第１日目と起

算して４営業日目に支払う。

b.価格決定が受理日より遅れた場合には、価格決定日を第１日目と起算して４営業日目に支払う。

(2)　取次所において受理した場合

a.受理した日に価格が決定した場合には、取次所において受理した日を第１日目と起算して、７営業日以内に支払う。

b.価格決定が受理した日より遅れた場合には、

(a)　事務取扱所に買取請求書が到着した日までに価格が決定した場合には、事務取扱所に到着した日を第１日目と起算して４営業日目に支払う。

(b)　買取請求書が事務取扱所に到着した日より後に価格が決定した場合には、価格決定の日を第１日目と起算して４営業日目に支払う。

2　前項にかかわらず、買取価格が配当、株式の分割または新株予約権等の権利付価格であるときは、基準日または割当日までに、買取価格が配当、株式の分割または新株予約権等の権利落価格であるときは、基準日または割当日の翌日以降に、買取代金を支払う。

3　当会社は買取代金の支払いに要した送金手数料等の実費を買取代金から差引いて支払うことができる。

（買取株式の移転の時期）

第２８条　買取請求を受けた単元未満株式は、前条による買取代金の支払手続を完了した日に、当会社に移転するものとする。

第９章　手　　数　　料

（手 数 料）

第２９条　当会社の株式取扱いに関する手数料は、次の場合を除いては、無料とする。

不所持株券の再発行の請求、喪失または汚損および毀損に基づく再発行の請求により株券を交付する場合

株券１枚につき　　２００円

附　　　　則

1. 本規則の制定および変更は、取締役会の決議による。
2. この規則の細則は、社長が定めることができる。
3. 本規則は、平成 14 年 10 月 2 日から実施する。